UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre,

San Pedro Garza García, Nuevo León 66265, México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

1.	CEMEX, S.A.B. de C.V.’s (NYSE: CX) (“CEMEX”) 2021 integrated report, discussing CEMEX’s business, strategic priorities, and other relevant topics.

The 2021 integrated report of CEMEX is also publicly available on CEMEX’s website at the following link:

http://www.cemex.com/IntegratedReport2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date: March 24, 2022	By:	/s/ Rafael Garza Lozano
	Name:	Rafael Garza Lozano
	Title:	Chief Comptroller

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

1.	CEMEX, S.A.B. de C.V.’s (NYSE: CX) (“CEMEX”) 2021 integrated report, discussing CEMEX’s business, strategic priorities, and other relevant topics.

The 2021 integrated report of CEMEX is also publicly available on CEMEX’s website at the following link:

http://www.cemex.com/IntegratedReport2021

4